SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

     [X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1995

                                       OR

     [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________


Commission file number      0-17389

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        TEJAS GAS CORPORATION THRIFT PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TEJAS GAS CORPORATION
                                  1301 McKinney
                                    Suite 700
                              Houston, Texas 77010

TABLE OF CONTENTS
- --------------------------------------------------------------------------------
                                                                            PAGE
(a)  FINANCIAL STATEMENTS:                                                  ----

         Independent Auditors' Report .....................................    1

         Statements of Net Assets Available for
             Benefits, December 31, 1995 and 1994 .........................    2

         Statements of Changes in Net Assets Available
             for Benefits for the Years Ended December
             31, 1995 and 1994 ............................................    3

         Notes to Financial Statements for the Years
             Ended December 31, 1995 and 1994 .............................    4

(b)  SUPPLEMENTAL SCHEDULES:

         Item 27a - Schedule of Assets Held for Investment
             Purposes As of December 31, 1995 .............................   12

         Item 27d - Schedule of Reportable Transactions for
             the Year Ended December 31, 1995 .............................   13

(c)  Signatures ...........................................................   14

(d)  EXHIBIT - Independent Auditors' Consent ..............................   15


INDEPENDENT AUDITORS' REPORT

Tejas Gas Corporation Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Tejas Gas Corporation Thrift Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Houston, Texas
June 25, 1996

TEJAS GAS CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

ASSETS                                                     1995         1994
- ------                                                 -----------   -----------
INVESTMENTS - At fair value:
   Stock of Tejas Gas Corporation:
      Common stock .................................   $ 7,682,156   $ 5,911,120
      Preferred stock ..............................       791,936       848,785
   Mutual funds ....................................     3,120,622     1,676,380
   Cash equivalents ................................     1,556,983     1,274,265
   Loans to participants ...........................       682,943       617,445
                                                       -----------   -----------
                Total ..............................    13,834,640    10,327,995
                                                       -----------   -----------
RECEIVABLES:
   Dividends and interest ..........................         7,760         6,448
   From broker .....................................       162,228        46,165
   Company contribution ............................       473,966       435,988
   Due from other funds ............................        68,564       171,270
                                                       -----------   -----------
                Total ..............................       712,518       659,871
                                                       -----------   -----------
TOTAL ASSETS .......................................   $14,547,158   $10,987,866
                                                       -----------   -----------
LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS

LIABILITIES:
   Due to other funds ..............................   $    68,564   $   171,270
   Payable to brokers ..............................       234,612
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS ..................    14,243,982    10,816,596
                                                       -----------   -----------
TOTAL LIABILITIES AND NET ASSETS AVAILABLE
   FOR BENEFITS ....................................   $14,547,158   $10,987,866
                                                       -----------   -----------

See notes to financial statements.

TEJAS GAS CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- -------------------------------------------------------------------------------
                                                       1995            1994
                                                   ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR ...........................   $ 10,816,596    $  9,808,297

INVESTMENT INCOME:
   Interest and dividends ......................        159,686         114,185
   Interest on loans to participants ...........         48,384          33,829
   Net appreciation (depreciation) in fair value
     of investments ............................      1,927,642        (414,487)

                Total ..........................      2,135,712        (266,473)

CONTRIBUTIONS:
   Employees ...................................      1,076,992       1,064,310
   Company .....................................        473,966         435,988

                Total ..........................      1,550,958       1,500,298

TRANSFER FROM LEDCO, INC. PROFIT SHARING PLAN ..        103,076

WITHDRAWALS ....................................       (362,360)       (225,526)

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR .   $ 14,243,982    $ 10,816,596


See notes to financial statements.

TEJAS GAS CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------


1. ACCOUNTING POLICIES

            BASIS OF ACCOUNTING - The financial statements of the Tejas Gas Corporation (the "Company") Thrift Plan (the "Plan") are prepared under the accrual basis of accounting.

            INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of publicly traded Frank Russell Trust Company investment funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's Common Stock and depositary shares, each share representing a one-tenth interest in a share of its 9.96% cumulative preferred stock ("Preferred Stock"), are valued at their quoted market prices. Notes receivable from participants are valued at their cost which approximates their fair value.

            Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            PAYMENT OF WITHDRAWALS - Withdrawals are recorded when paid.

            The Company's Board of Directors has appointed a committee to administer the Plan. The assets of the Plan are held in trust by Frank Russell Trust Company (the "Trustee"). The Company has hired a recordkeeper to maintain the individual participant account records. The investment management fees and recordkeeping fees for 1995 and 1994 were paid by the Company.

2. DESCRIPTION OF THE PLAN

            The description of the Plan is intended for the purpose of providing information of a general nature only. Participants should refer to the Plan agreement, as amended, for a complete description of the Plan's provisions.

            FUNDING - Contributions to the Plan are made by participating employees (the "Participants") and by the Company. Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 15% of his or her base compensation. The Company makes matching contributions to the Plan equal to the Participant's contribution, but not to exceed 3% of the Participant's annual base compensation (the "Company Contribution").

            Participants make their contributions to the Plan through salary deferral.

            INVESTMENT PROGRAM - The Plan consists of six investment funds as follows:

                  FUND A: A Frank Russell Trust Company investment fund invested primarily in bonds, notes, debentures, mortgages, preferred stocks, certificates of indebtedness, certificates of deposit and Treasury bills, the maturity of which shall not generally exceed three years.

                  FUND B: A Frank Russell Trust Company investment fund invested in common and convertible preferred stock, bonds and other forms of equity investments, including collective investment funds composed primarily of equity securities.

                  FUND C: A Frank Russell Trust Company investment fund invested in bonds, notes, debentures, mortgages, certificates of deposit, Treasury bills and any obligation with no restriction as to maturity, including collective investment funds composed primarily of fixed-income securities.

                  FUND D: Invested solely in depositary shares representing the Company's Preferred Stock and temporary short-term securities.

                  FUND E: A Frank Russell Trust Company investment fund invested in various collective investment funds composed primarily of securities or other financial instruments.

                  FUND F: Invested solely in common stock of the Company and temporary short-term securities.

            Participants have the right to direct the Trustee to invest their contributions in any manner. All Company Contributions are invested in Fund F. Participants may redirect their Company Contribution to other investment funds.

            PARTICIPATION - Any employee of the Company is eligible to participate in the Plan on the first day of the next month following completion of one hour of service with the Company.

            WITHDRAWALS AND FORFEITURES - Participants or their designated beneficiaries are entitled to withdraw the value of their contribution account plus their entire Company Contribution account in case of disability, retirement at or after the age of 65 or death. In case of termination of service for other reasons, Participants are entitled to the value of their contribution accounts plus the vested portion of their Company Contribution account. Vesting is determined by vested service years in accordance with the following schedule:

                     COMPLETED YEARS                  VESTED
                       OF SERVICE                   PERCENTAGE
                     ------------------             ----------
                     Less than one year                  0
                     One year                           20
                     Two years                          40
                     Three years                        60
                     Four years                         80
                     Five years                        100

            Any portion of the value of Company Contributions not vested will be forfeited upon termination of service. The amount forfeited by a Participant is applied so as to reduce the Company's subsequent contributions to the Plan. Forfeitures were $7,568 in 1995 and $11,990 in 1994.

            Participants may also withdraw from their accounts upon attaining the age of 59 1/2. In addition, participants may make hardship withdrawals from their contributions and fully vested Company Contributions. After a hardship withdrawal, participant contributions are suspended for one year.

            LOANS TO PARTICIPANTS - Participants may borrow against their contributions. Loans, which bear interest at rates ranging from 7.0% to 9.5%, are limited to 50% of the Participants' vested account balances up to a maximum of $50,000. Interest rates are equal to the prime rate charged by First Interstate Bank of Texas, NA, on the first day of the month in which the loan is made, plus one percentage point. Loans may not exceed a five-year maturity, unless funds are used to purchase a principal residence.

            TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and entitled to the full distribution of their accounts.

3. TAX STATUS

            The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 1996, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC").

4. RELATED-PARTY TRANSACTIONS

            The Trustee purchased 15,258 shares of the Company's common stock in the open market at a cost of $722,327 in 1995; 12,867 shares were purchased at a cost of $662,158 in 1994. The Trustee sold, in 1995, on the Plan's behalf, 5,847 shares (cost: $136,266) of the Company's common stock in the open market; 975 shares (cost: $21,313) were sold in 1994. The proceeds from such sales amounted to $285,853 in 1995 and $46,165 in 1994. At December 31, 1995 and 1994, the Plan
            held less than 1% and 2% of the Company's outstanding common stock, respectively.

            The Trustee purchased 5,040 depositary shares representing the Company's Preferred Stock in the open market at a cost of $133,382 in 1995, 12,009 shares were purchased at a cost of $316,623 in 1994. The Trustee sold, in 1995, on the Plan's behalf, 8,175 depositary shares (cost: $224,827) representing the Company's Preferred Stock in the open market, 920 depositary shares (cost: $25,727) were sold in 1994. The proceeds from such sales amounted to $205,590 in 1995 and $24,483 in 1994.

5. TRANSFER OF ASSETS FROM ACQUIRED SUBSIDIARY

            During February 1995, the Company, through one of its subsidiaries, acquired a group of companies collectively referred to as the LEDCO Companies. LEDCO, Inc. ("LEDCO"), the principal operating entity of the LEDCO Companies, was the sponsor of the LEDCO, Inc. Profit Sharing Plan, a qualified profit sharing plan. This plan was merged into the Plan effective June 30, 1995, and the transfer of assets in the amount of $103,076 was completed during December 1995.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

            The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                         December 31,
                                                                 ----------------------------
                                                                      1995            1994
                                                                 ------------    ------------
Net assets available for benefits per the financial statements   $ 14,243,982    $ 10,816,596
Amounts allocated to withdrawing participants ................       (339,296)       (141,876)

Net assets available for benefits per the Form 5500 ..........   $ 13,904,686    $ 10,674,720

            The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          Year Ended
                                                                        December 31, 1995

Withdrawals paid to participants per the financial statements ...........   $ 362,360
Add:  Amounts allocated to withdrawing participants at December 31, 1995      339,296
Less:  Amounts allocated to withdrawing participants at December 31, 1994    (141,876)

Benefits paid to participants per the Form 5500 .........................   $ 559,780

            Amounts allocated to withdrawing participants are recorded on the Form 5500 for claims from terminated employees that have been processed and approved prior to December 31 but not yet paid as of that date.

7. NET ASSETS AVAILABLE FOR BENEFITS - BY FUND

December 31, 1995

                                                                             Investment funds
                                     -----------------------------------------------------------------------------------------------
ASSETS                                    A             B             C             D             E             F            Total
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENTS
At fair value:
   Stock of Tejas Gas
      Corporation:
      Preferred ..................          --            --            --     $   791,936          --            --     $   791,936
      Common .....................          --            --            --            --            --     $ 7,682,156     7,682,156
   Mutual funds ..................          --     $ 1,337,138   $   528,567          --     $ 1,254,917          --       3,120,622
   Cash equivalents ..............   $ 1,522,322          --            --           8,665          --          25,996     1,556,983
   Loans to Participants .........       682,943          --            --            --            --            --         682,943
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                Total ............     2,205,265     1,337,138       528,567       800,601     1,254,917     7,708,152    13,834,640
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
RECEIVABLES:
   Dividends and interest ........         7,495             3             7           161             3            91         7,760
   Sale of stock .................          --            --         162,228          --            --            --         162,228
   Company contribution ..........          --            --            --            --            --         473,966       473,966
   Due from other funds ..........          --           8,083         6,817        19,939          --          33,725        68,564
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                Total ............         7,495         8,086       169,052        20,100             3       507,782       712,518
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS .....................   $ 2,212,760   $ 1,345,224   $   697,619   $   820,701   $ 1,254,920   $ 8,215,934   $14,547,158
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========
LIABILITIES AND NET
   ASSETS AVAILABLE
   FOR BENEFITS

PAYABLE TO BROKERS ...............          --     $   204,164          --            --     $    30,448          --     $   234,612

DUE TO OTHER FUNDS ...............   $    63,719          --            --            --           4,845          --          68,564

NET ASSETS
   AVAILABLE FOR
   BENEFITS ......................     2,149,041     1,141,060   $   697,619   $   820,701     1,219,627   $ 8,215,934    14,243,982
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES
   AND NET ASSETS
   AVAILABLE FOR
   BENEFITS ......................   $ 2,212,760   $ 1,345,224   $   697,619   $   820,701   $ 1,254,920   $ 8,215,934   $14,547,158
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                       -8-

December 31, 1994

                                                                             Investment funds
                                     -----------------------------------------------------------------------------------------------
ASSETS                                    A             B             C             D             E             F           Total
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENTS
At fair value:
   Stock of Tejas Gas
      Corporation:
      Preferred ..................          --            --            --     $   848,785          --            --     $   848,785
      Common .....................          --            --            --            --            --     $ 5,911,120     5,911,120
   Mutual funds ..................          --     $   448,125   $   566,868          --     $   661,387          --       1,676,380
   Cash equivalents ..............   $ 1,238,263          --            --     $     8,953          --          27,049     1,274,265
   Loans to Participants .........       617,445          --            --            --            --            --         617,445
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                Total ............     1,855,708       448,125       566,868       857,738       661,387     5,938,169    10,327,995
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
RECEIVABLES:
   Dividends and interest ........         6,055          --            --             307          --              86         6,448
   Sale of stock .................          --            --            --            --            --          46,165        46,165
   Company contribution ..........          --            --            --            --            --         435,988       435,988
   Due from other funds ..........          --          99,773        45,348          --           2,687        23,462       171,270
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                Total ............         6,055        99,773        45,348           307         2,687       505,701       659,871
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS .....................   $ 1,861,763   $   547,898   $   612,216   $   858,045   $   664,074   $ 6,443,870   $10,987,866
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========
LIABILITIES AND NET
 ASSETS AVAILABLE
 FOR BENEFITS

DUE TO OTHER FUNDS ...............   $   100,310          --            --     $    70,960          --            --     $   171,270

NET ASSETS
   AVAILABLE FOR
   BENEFITS ......................     1,761,453   $   547,898   $   612,216       787,085   $   664,074   $ 6,443,870    10,816,596
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES
   AND NET ASSETS
   AVAILABLE FOR
   BENEFITS ......................   $ 1,861,763   $   547,898   $   612,216   $   858,045   $   664,074   $ 6,443,870   $10,987,866
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                      -9-

8. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - BY FUND

            December 31, 1995

                                                                         Investment Funds
                                 --------------------------------------------------------------------------------------------------
                                      A             B              C            D             E              F            Total
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
NET ASSETS AVAILABLE
   FOR BENEFITS,
   BEGINNING OF YEAR .........   $ 1,761,453    $   547,898    $ 612,216    $ 787,085    $   664,074    $ 6,443,870    $ 10,816,596

INVESTMENT INCOME:
   Dividends .................          --             --           --         72,421           --             --            72,421
   Interest ..................        83,976              3            7          496              4          2,779          87,265
   Interest on loans to
      Participants ...........        48,384           --           --           --             --             --            48,384
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
                                     132,360              3            7       72,917              4          2,779         208,070
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
NET APPRECIATION
   OR (DEPRECIATION)
   IN FAIR VALUE OF
   INVESTMENTS ...............          --          204,827       81,955       37,656        224,014      1,379,190       1,927,642
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
                Total ........       132,360        204,830       81,962      110,573        224,018      1,381,969       2,135,712
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
CONTRIBUTIONS:
   Employees .................        97,280        221,514       87,086      115,533        169,592        385,987       1,076,992
   Company ...................          --             --           --           --             --          473,966         473,966
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
                Total ........        97,280        221,514       87,086      115,533        169,592        859,953       1,550,958
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
FUND TRANSFERS ...............       219,198        193,577     (126,455)    (161,560)       223,375       (348,135)

TRANSFER FROM
   LEDCO, INC. PROFIT
   SHARING PLAN ..............         3,096         18,985       43,924         --           15,887         21,184         103,076

WITHDRAWALS ..................       (64,346)       (45,744)      (1,114)     (30,930)       (77,319)      (142,907)       (362,360)
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
NET ASSETS AVAILABLE
   FOR BENEFITS, END
   OF YEAR ...................   $ 2,149,041    $ 1,141,060    $ 697,619    $ 820,701    $ 1,219,627    $ 8,215,934    $ 14,243,982
                                 ===========    ===========    =========    =========    ===========    ===========    ============

                                      -10-

December 31, 1994

                                                                         Investment Funds
                                 --------------------------------------------------------------------------------------------------
                                      A             B              C            D             E              F            Total
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
NET ASSETS AVAILABLE
   FOR BENEFITS,
   BEGINNING OF YEAR .........   $ 1,326,538    $   534,851    $ 688,802    $ 665,403    $   588,444    $ 6,004,259    $  9,808,297

INVESTMENT INCOME:
   Dividends .................          --             --           --         63,781           --             --            63,781
   Interest ..................        48,450              4            1          608             (1)         1,342          50,404
   Interest on loans to
      Participants ...........        33,829           --           --           --             --             --            33,829
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
                                      82,279              4            1       64,289             (1)         1,342         148,014
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
NET APPRECIATION
   OR (DEPRECIATION)
   IN FAIR VALUE OF
   INVESTMENTS ...............          --            7,304       (8,868)     (96,918)           900       (316,905)       (414,487)
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
                Total ........        82,279          7,308       (8,867)     (32,529)           899       (315,563)       (266,473)
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
CONTRIBUTIONS:
   Employees .................       108,532        162,484      101,464      144,373        143,407        404,050       1,064,310
   Company ...................          --             --           --           --             --          435,988         435,988
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
                Total ........       108,532        162,484      101,464      144,373        143,407        840,038       1,500,298
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
FUND TRANSFERS ...............       255,804       (128,703)    (153,092)      49,115        (36,926)        13,802            --

WITHDRAWALS ..................       (11,700)       (28,042)     (16,091)     (39,277)       (31,750)       (98,666)       (225,526)
                                 -----------    -----------    ---------    ---------    -----------    -----------    ------------
NET ASSETS AVAILABLE
   FOR BENEFITS, END
   OF YEAR ...................   $ 1,761,453    $   547,898    $ 612,216    $ 787,085    $   664,074    $ 6,443,870    $ 10,816,596
                                 ===========    ===========    =========    =========    ===========    ===========    ============

                                      -11-

TEJAS GAS CORPORATION THRIFT PLAN

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                     Shares/                   Market
                                                    Par Value     Cost          Value
                                                    ---------   ----------   ----------
FUND A:
   CASH EQUIVALENTS - Short-Term Investment Fund    1,522,322   $1,522,322   $1,522,322
   LOAN INVESTMENTS - Ranging from 7.0% to 9.5%          --        682,943      682,943
                                                                ----------   ----------
TOTAL FUND A INVESTMENTS .......................         --     $2,205,265   $2,205,265
                                                                ==========   ==========
FUND B - MUTUAL FUNDS:
   Equity I Fund ...............................       46,452   $  651,228   $  802,039
   Equity II Fund ..............................       16,202      221,706      268,388
   International I Fund ........................       15,650      239,396      266,711
                                                                ----------   ----------
TOTAL FUND B INVESTMENTS .......................         --     $1,112,330   $1,337,138
                                                                ==========   ==========
FUND C - MUTUAL FUNDS:
   Fixed Income I Fund .........................       19,755   $  207,855   $  264,481
   Fixed Income II Fund ........................       20,637      220,214      264,086
                                                                ----------   ----------
TOTAL FUND C INVESTMENTS .......................         --     $  428,069   $  528,567
                                                                ==========   ==========
FUND D:
   PREFERRED STOCK - Tejas Gas Corporation .....       30,169   $  825,939   $  791,936
   CASH EQUIVALENTS - Short-Term Investment Fund        8,665        8,665        8,665
                                                                ----------   ----------
TOTAL FUND D INVESTMENTS .......................         --     $  834,604   $  800,601
                                                                ==========   ==========
FUND E - MUTUAL FUNDS:
   Fixed Income I Fund .........................       28,092   $  309,886   $  376,091
   Fixed Income II Fund ........................        9,785      108,557      125,224
   Equity I Fund ...............................       21,818      256,697      376,715
   Equity II Fund ..............................        7,614       90,920      126,137
   Equity I Special Fund .......................        7,734       85,550      125,522
   International I Fund ........................        7,348      103,952      125,228
                                                                ----------   ----------
TOTAL FUND E INVESTMENTS .......................         --     $  955,562   $1,254,917
                                                                ==========   ==========
FUND F:
   COMMON STOCK - Tejas Gas Corporation ........      145,289   $3,254,520   $7,682,156
   CASH EQUIVALENTS - Short-Term Investment Fund       25,996       25,996       25,996
                                                                ----------   ----------
TOTAL FUND F INVESTMENTS .......................         --     $3,280,516   $7,708,152
                                                                ==========   ==========

                                      -12-

TEJAS GAS CORPORATION THRIFT PLAN

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------

                             SHARES      VALUE OF      SHARES       VALUE       COST OF
DESCRIPTION OF ASSETS       PURCHASED    PURCHASE       SOLD       OF SALE       ASSET         GAIN
- ---------------------       ---------   ----------    ---------   ----------   ----------   ----------
SERIES OF TRANSACTIONS:
Mutual Funds:
   Short-term investment    2,321,361   $2,321,361    2,038,643   $2,038,643   $2,038,643   $        0
   Equity I Fund .......       40,501      624,214        9,406      138,931      106,991       31,940
Tejas Gas Corporation -
   Common stock ........       15,258      722,327        5,847      285,853      136,266      149,587

                                      -13-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEJAS GAS CORPORATION THRIFT PLAN

By: /s/ C.M. BRADFORD
    -------------------------
        C.M. Bradford
        (Plan Administrator)

June 25, 1996
                                      -14-

                                     EXHIBIT

                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-70746, 33-60064, 33-32792, 33-91436 and 33-44615 on Form S-8 for Tejas Gas
Corporation Thrift Plan of our report dated June 25, 1996 appearing in this Annual Report on Form 11-K of Tejas Gas Corporation Thrift Plan for the year ended December 31, 1995.

DELOITTE & TOUCHE LLP
Houston, Texas
June 25, 1996
                                      -15-